EXHIBIT 99.2
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           SINOVAC CONFIRMS CERTIFICATE OF GOOD MANUFACTURING PRACTICE
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                    CERTIFICATION FOR HEALIVETM AND BILIVETM
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BEIJING, 9 June, 2004 - Sinovac Biotech Ltd. ("Sinovac") (NASD OTC-BB: SNVBF) is
pleased to confirm that its manufacturing facilities for its Hepatitis vaccines, HealiveTM and BiliveTM, have both received the Certificate of Good Manufacturing Practices for Pharmaceutical Products (GMP) (no. 2515 and 2514) issued by Chinese State Food and Drug Administration (SFDA). Sinovac's facilities also meet the GMP requirements of the US Food and Drug Administration (FDA).

The State Food and Drug Administration of China recently declared that drug and raw drug materials enterprises and workshops in China that do not reach Good Manufacturing Practice (GMP) standard will have to stop production on July 1, 2004. According to Mr. Xiaoyu Zheng, Director of the SFDA, these stop production orders will affect over 2000 of the 5082 pharmaceutical enterprises in China.

This government action aims to help regulate the Chinese pharmaceutical market, and protect Sinovac and other Chinese companies that are well-equipped and meet GMP standards. This will also allow Sinovac to more easily and fully develop the market potential of HealiveTM and BiliveTM without the hindrance of any unregulated competitors. Furthermore, this regulatory environment enables Sinovac to begin the production and subsequent sales launch of BiliveTM, its second vaccine, immediately after SFDA approval, which is expected in the next four weeks.

Sinovac has also received Free Sale Certificate (No. 2004-0179, 2004-0180) which allows the company to sell HealiveTM Junior and HealiveTM Adult to the domestic and international markets.


ABOUT SINOVAC BIOTECH LTD.
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Sinovac    Biotech   Ltd.    specializes    in   the   research,    development,
commercialization, and sales of human vaccines for infectious illnesses such as Hepatitis A and Hepatitis B, influenza and "SARS".

Sinovac is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, Sinovac focuses on manufacturing and marketing human-use vaccines and related products, and currently markets its vaccine for Hepatitis A. Sinovac is the first and currently the only company in the world to have commenced human clinical trials for a vaccine to prevent SARS.


For further information please refer to the Company's filings with the SEC at www.sec.gov or refer to Sinovac's website at www.sinovac.com.

Contact: Sinovac Investor Relations at (888) 888 8312 or (604) 684-5990 or email to info@sinovac.com.




THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.